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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 4)*

LSB Financial Corp.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

501925 10 1
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (12-02) CUSIP No. 501925 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LSB Financial Corp. Employee Stock Ownership Plan I.R.S. Identification No. 37-1335284
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization N/A
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,286
	6.	Shared Voting Power 79,892
	7.	Sole Dispositive Power 107,178
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,178 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) EP

-2- CUSIP No. 501925 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Bankers Trust Services, Inc. I.R.S. Identification No. 37-0622729
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,286
	6.	Shared Voting Power 79,892
	7.	Sole Dispositive Power 107,178
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,178 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) BK

Item 1.

(a)     LSB Financial Corp. (the “Corporation”)

(b)     101 Main Street, Lafayette, Indiana 47901

Item 2.

(a)    LSB Financial Corp. Employee Stock Ownership Plan (the “ESOP”)

         First Bankers Trust Services, Inc. (the “Trustee”), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

(b)    The business address of the ESOP is 101 Main Street, Lafayette, Indiana 47901.

         The business address of the Trustee is 2321 Kochs Lane, Quincy, Illinois 62305.

(c)    The Trustee is a state chartered trust company organized under the laws of Illinois.

(d)    Common stock, par value $.01 per share (the “Common Stock”)

(e)    501925 10 1

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)     [X] An employee benefit plan or endowment fund in accordance with §§ 240.13d-1(b)(l)(ii)(F)

Item 4.  Ownership

The ESOP holds an aggregate of 107,178 shares of Common Stock (7.4% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 107,178 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

-4-

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
              By the Parent Holding Company or Control Person

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certifications

(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-5- SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/05 ——————————————————— Date

LSB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN By: /s/ Linda Shultz First Bankers Trust Services, Inc., as Trustee Name: Linda Shultz Title: Trust Officer

2/11/05 ——————————————————— Date

FIRST BANKERS TRUST SERVICES, INC. By: /s/ Linda Shultz Name: Linda Shultz Title: Trust Officer

February 14, 2005

LSB Financial Corp.
Employee Stock Ownership Plan
101 Main Street
Lafayette, IN 47901

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By  /s/ Linda Shultz
       ———————————
       Name: Linda Shultz
       Title: Trust Officer

LSB FINANCIAL CORP. EMPLOYEE
STOCK OWNERSHIP PLAN

By  /s/ Linda Shultz
       ———————————
       First Bankers Trust Services, Inc.,
          as Trustee
       Name: Linda Shultz
       Title: Trust Officer